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                                                                      EXHIBIT 14

                                                                     SCHEDULE II

[ADVEST, INC. LOGO]
                                                              INVESTMENT BANKING
                                                              100 Federal Street
                                                                      29th Floor
                                                                Boston, MA 02210
                                                                  (617) 423-0003

                                                             Fax: (617) 423-7190

ADVEST, INC.

A SUBSIDIARY OF THE ADVEST GROUP, INC.

SERVING INVESTORS SINCE 1898

--------------------------------------------------------------------------------

October 14, 1999

Board of Directors
Ferrofluidics Corporation
40 Simon Street
Nashua, NH 03061

Members of the Board:

     Ferrofluidics Corporation ("Ferrofluidics" or the "Company") and Ferrotec Corporation ("Ferrotec") are expected to enter into an Agreement and Plan of Merger (the "Agreement"), whereby a newly created wholly-owned subsidiary of Ferrotec ("Merger Subsidiary") will offer to purchase all of the issued and outstanding shares of Ferrofluidics common stock for $6.50 per share (the "Tender Offer"). Subsequent to the completion of the Tender Offer, Merger Subsidiary will be merged with and into Ferrotec (the "Merger"), and each outstanding share of Ferrofluidics common stock that was not acquired in the Tender Offer will be converted into the right to receive $6.50 in cash. The Merger and the Tender Offer together comprise the "Transaction." At the completion of the Transaction, Ferrofluidics will be a wholly-owned subsidiary of Ferrotec.

     You have asked us, Advest, Inc. ("Advest"), whether, in our opinion, the cash consideration to be received by Ferrofluidics shareholders is fair, from a financial point of view, to the Company and its shareholders.

     Advest, as part of its investment banking business is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements of equity and debt and negotiated underwritings.

     In arriving at our opinion set forth below, we have, among other things, reviewed:

          i) the draft Agreement and Plan of Merger with comments dated October 12, 1999;

          ii) the Company's Forms 10-K for the years 1996 through 1999 and the Company's Forms 10-Q for the quarters ended December 26, 1998 and March 27, 1999;

          iii) comparative financial and operating data for companies identified as similar to Ferrofluidics;

          iv) the pricing and financial terms of business acquisitions recently effected involving companies similar to Ferrofluidics;

          v) operating projections for Ferrofluidics prepared by senior management;

  Member: New York, American and Other Principal Stock Exchanges. Member: SIPC
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[ADVEST, INC. LOGO]

Board of Directors                    -2-                       October 14, 1999

          vi) the financial condition, businesses, and prospects of the Company through discussions with members of senior management of Ferrofluidics; and

          vii) such other financial studies and analyses as we deemed necessary.

     We have, among other things, performed the following analyses and investigations: (i) we compared the proposed purchase price per share to the trading range of Ferrofluidics' common stock; (ii) we compared the proposed purchase price and its implied ratios to sales, earnings, book value and cash flow ("multiples") to the same multiples calculated from current public market valuations of publicly traded companies deemed similar to the Company; (iii) we compared the proposed purchase price and its implied multiples of sales and cash flow to the same multiples as calculated from valuations established in recent transactions of companies deemed similar to the Company; (iv) we analyzed and compared the proposed purchase price to the value of estimated future free cash flows discounted to their current value; and (v) we analyzed Ferrofluidics' historical trading activity, including volume and price relationships. In addition, we performed such other analysis and investigations and took into account such other matters and information as we deemed necessary.

     Advest has provided certain investment banking services to Ferrofluidics in the past and has received fees for rendering these services. As part of this engagement, the Company has agreed to pay Advest a fee for delivery of this opinion letter.

     In preparing this opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by the Company, and we have not independently verified such information, nor have we undertaken an independent appraisal of the assets or liabilities of the Company. This opinion is necessarily based upon circumstances and conditions as they exist and can be evaluated by us as of the date of this letter. Our opinion is directed to the Board of Directors of Ferrofluidics and does not constitute a recommendation of any kind to any shareholder of Ferrofluidics as to whether such shareholder should tender his or her stock in the Tender Offer or how such shareholder should vote at the shareholders' meeting to be held in connection with the Merger. We have assumed for purposes of this opinion that there have been no material changes in the financial condition of the Company from the conditions disclosed in the Company's financial reports.

     Advest will consent to a description and inclusion of this opinion in documents issued with regard to this transaction and to references to Advest in such documents, provided that any such description and references are reasonably acceptable to Advest. Except as otherwise provided above, this opinion is solely for the use and benefit of the Company and shall not be disclosed publicly or made available to third parties without the prior approval of Advest, which approval shall not be unreasonably withheld.

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[ADVEST, INC. LOGO]

Board of Directors                    -3-                       October 14, 1999

     In reliance upon and subject to the foregoing, it is our opinion that, as of the date hereof, the cash consideration of $6.50 per share to be received by the Company's shareholders in the Transaction is fair, from a financial point of view, to the Company and its shareholders.

                                            Very truly yours,

                                            ADVEST, INC.

                                            /s/ Rex H. Green
                                            By: Rex H. Green
                                                Managing Director


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